Exhibit 4.2

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of unlimited shares of common stock, no par value, unlimited shares of Series A preferred stock, no par value, unlimited shares of Series B preferred stock, no par value, unlimited shares of Series C preferred stock, no par value, and unlimited shares of Series D preferred stock, no par value, unlimited shares of Series E preferred stock, no par value and unlimited shares of Series F preferred stock, no par value. As of March 24, 2021, 11,658,684 shares of Common stock were issued and outstanding, 6,843,478  shares of Series B preferred stock were issued and outstanding, 86,000 shares of Series D preferred stock were issued and outstanding, and 2,700 shares of Series E Preferred Stock were issued and outstanding. There are no Series A, Series C or Series F shares outstanding.  The conversion of the outstanding Series B, D and E Preferred Shares will result in substantial dilution to our common shareholders. Pursuant to our articles of amalgamation, the Board has the authority to fix and determine the voting rights, rights of redemption and other rights and preferences of preferred stock. Neither the Series B preferred shares outstanding, Series D preferred shares outstanding nor the Series E preferred shares outstanding  have voting rights.

The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of the Business Corporation Act (Ontario) ("OBCA") and our Articles and By-laws. We encourage you to review our:

•   Articles of Amendment dated January 4, 2021

•   Articles of Amendment dated September 29,2020

•   Articles of Amendment dated May 6, 2020;

•   Articles of Amendment dated November 6, 2019;

•   Articles of Amendment dated July 12, 2019;

•   Articles of Amendment dated November 13, 2018;

•   Articles of Amendment dated November 5, 2018;

•   Articles of Amendment dated September 28, 2018;

•   Articles of Amendment dated July 11, 2017;

•   Articles of Amalgamation dated March 24, 2015;

•   By-law No. 1, as amended; and

•   By-law No. 2.

Common Stock

Voting, Dividend and Other Rights. Each outstanding share of common stock entitles the holder to one vote on all matters presented to the shareholders for a vote. Holders of shares of common stock have no cumulative voting, pre-emptive, subscription or conversion rights. All shares of common stock to be issued pursuant to this registration statement will be duly authorized, fully paid and non-assessable. Our Board of Directors determines if and when distributions may be paid out of legally available funds to the holders. To date, we have not declared any dividends with respect to our common stock. Our declaration of any cash dividends in the future will depend on our Board of Directors' determination as to whether, in light of our earnings, financial position, cash requirements and other relevant factors existing at the time, it appears advisable to do so. We do not anticipate paying cash dividends on the common stock in the foreseeable future.

Rights Upon Liquidation. Upon liquidation, subject to the right of any holders of preferred stock to receive preferential distributions, each outstanding share of common stock may participate pro rata in the assets remaining after payment of, or adequate provision for, all our known debts and liabilities.

Majority Voting. Two holders representing not less than twenty five percent (25%) of the outstanding shares of common stock constitute a quorum at any meeting of the shareholders. A plurality of the votes cast at a meeting of shareholders elects our directors. The common stock does not have cumulative voting rights. Therefore, the holders of a majority of the outstanding shares of common stock can elect all of our directors. In general, a majority of the votes cast at a meeting of shareholders must authorize shareholder actions other than the election of directors.

Preferred Stock

Authority of Board of Directors to Create Series and Fix Rights. Under our certificate of amalgamation, as amended, our Board of Directors can issue an unlimited amount of preferred stock from time to time in one or more series. The Board of Directors is authorized to fix by resolution as to any series the designation and number of shares of the series, the voting rights, the dividend rights, the redemption price, the amount payable upon liquidation or dissolution, the conversion rights, and any other designations, preferences or special rights or restrictions as may be permitted by law. Unless the nature of a particular transaction and the rules of law applicable thereto require such approval, our Board of Directors has the authority to issue these shares of preferred stock without shareholder approval.

Series B Preferred Shares

The holders of Series B Preferred Shares have the following rights, restrictions and privileges in respect of their Preferred Shares:

  Pursuant to the terms of a Lock-up Agreement, the holder has agreed that for the period of time between (a) July 14, 2020 and (b) the earlier to occur of (i) April 30, 2021 and (ii) the date that is 180 days after a Change of Control (as defined in the Lock-up Agreement), it will not without the prior written consent of the Company convert any of the Series B Preferred Shares into common shares of the Company. Thereafter, each shareholder of the Series B Preferred Shares, may convert all or any part of the Series B Preferred Shares provided that after such conversion the common shares issuable, together with all the common shares held by the shareholder in the aggregate would not exceed 9.99% of the total number of outstanding common shares of the Company.
  The Series B Preferred Shares are convertible into our common shares, at a conversion rate equal to $1.00 per share, plus accrued and unpaid dividends beginning November 2020, divided by an amount equal to 0.85 multiplied by a 15-day volume weighted average price per Common Share prior to the date the conversion notice is provided, subject to a conversion price floor of $0.80.
  The Series B Preferred Shares carry a cumulative preferred dividend at a rate of 8.0% of the subscription price per Series B Preferred Share, and
  The Series B Preferred Shares carry a liquidation preference equal to the subscription price per Series B Preferred Share plus any accrued and unpaid dividends.

Series D Preferred Shares

The holders of Series D Preferred Shares have the following rights, restrictions and privileges in respect of their Preferred Shares:

  The Series D Preferred Shares are convertible into our common shares, at a conversion price equal to US$0.65, subject to certain anti-dilution adjustments. Each shareholder of the Series D Preferred Shares, may, at any time, convert all or any part of the Series D Preferred Shares provided that after such conversion the common shares issuable, together with all the common shares held by the shareholder in the aggregate would not exceed 4.99% of the total number of outstanding common shares of the Company. This amount may be increased to 9.99% with 61 days' notice to the Company.

Series E Preferred Shares

The holders of Series E Preferred Shares have the following rights, restrictions and privileges in respect of their Preferred Shares:

  The Series E Preferred Stock is convertible, at any time from time to time, at the option of the holder thereof, into that number of shares of our common stock determined by dividing the Stated Value of such share of Series E Preferred Stock (which is $1,000) by the conversion price. The initial conversion price was equal to the lower of (i) 80% of the average of the three lowest volume-weighted average price of our common stock during the ten trading days period to the date of conversion and (ii) $2.00, which shall be adjusted in the event that we (i) pay a stock dividend or otherwise make a distribution or distributions payable in shares of our common stock, (ii) subdivide outstanding shares of our common stock into a larger number of shares, (iii) combine (including by way of a reverse stock split) outstanding shares of our common stock into a small number of shares, or (iv) issue, in the event of a reclassification of shares of our common stock, any shares of our capital stock. However, the conversion price shall in no event be less than $1.00 per share. Because the Company failed to file a registration statement to register the underlying common shares by the prerequisite date, the conversion price is now equal to the lower of (i) 70% of the average of the three lowest volume-weighted average price of our common stock during the ten trading days period to the date of conversion and (ii) $2.00, which shall be adjusted in the event that we (w) pay a stock dividend or otherwise make a distribution or distributions payable in shares of our common stock, (x) subdivide outstanding shares of our common stock into a larger number of shares, (y) combine (including by way of a reverse stock split) outstanding shares of our common stock into a small number of shares, or (z) issue, in the event of a reclassification of shares of our common stock, any shares of our capital stock. However, the conversion price shall in no event be less than $1.00 per share
  Each shareholder of the Series E Preferred Shares, may do so provided that after such conversion the common shares issuable, together with all the common shares held by the shareholder in the aggregate would not exceed 4.99% of the total number of outstanding common shares of the Company.  This amount may be increased to 9.99% with 61 days' notice to the Company.
  The holders of Series E Preferred Stock shall be entitled to receive dividends at a rate of 8% per annum, payable quarterly.

Dividends

The Company's outstanding  Series B and Series E Preferred Shares accrue dividends at a rate of 8.0% per annum. Dividends on Preferred Shares shall be paid on such date or dates as and when decided by the board of directors out of moneys properly applicable to the payment of such dividends.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

The Company's  by-laws provide that shareholders seeking to nominate candidates for election as directors at a meeting of shareholders must provide the Company with timely written notice of their proposal. The Company's by-laws also specify requirements as to the form and content of a shareholder's notice. These provisions may preclude shareholder's  from making nominations  for directors at an annual meeting of shareholders.

Indemnification of Our Executive Officers and Directors

In accordance with the by-laws of the Company, directors and officers are each indemnified by the Company against all liability and costs arising out of any action or suit against them from the execution of their duties, provided that they have carried out their duties honestly and in good faith with a view to the best interests of the Company and have otherwise complied with the provisions of applicable corporate law.